Exhibit 99.2

Ceres Questions and Answers
Acquisition by Land O’Lakes
June 17, 2016 | Thousand Oaks, California

1.	What’s happening?

1.1.	On June 16, 2016 Ceres, Inc. (“Ceres”) executed an Agreement and Plan of Merger (the “Merger Agreement”) with Land O’Lakes, Inc. Under the Merger Agreement, Land O’Lakes, through a wholly-owned subsidiary, will commence a tender offer to purchase all of the outstanding shares of common stock of Ceres at a price of $0.40 per share, subject to the satisfaction of certain conditions.

1.2.	The companies expect to initiate the tender offer process within 10 business days. This involves the filing of information with the U.S. Securities and Exchange Commission (“SEC”) and disseminating the offer documents to Ceres stockholders.

1.3.	Following the launch of the tender offer process by Land O’Lakes, holders of Ceres common stock will have at least 20 business days thereafter to tender their shares. This initial deadline to tender can be extended, subject to the terms of the Merger Agreement

1.4.	The companies will operate as two independent companies until the transaction is closed.

2.	Who is Land O’Lakes, Inc.?

2.1.	Land O’Lakes, Inc. (www.landolakesinc.com), one of America's premier agribusiness and food companies, is a member-owned cooperative with industry-leading operations that span the spectrum from agricultural production to consumer foods.

2.2.	Land O’Lakes is a current technology collaborator of Ceres through its wholly-owned subsidiary, Forage Genetics International (“FGI”). (See November 2, 2015 press release located at http://investor.ceres.net/releasedetail.cfm?ReleaseID=939690).

2.3.	Land O’Lakes does business in all 50 states and more than 60 countries.

2.4.	Building on a legacy of more than 94 years of operation, Land O'Lakes today operates some of the most respected brands in agribusiness and food production, including LAND O LAKES® Dairy Foods, Purina Animal Nutrition, Forage Genetics International and WinField.

3.	Will there be layoffs associated with this merger?

3.1.	While there will be changes to Ceres’ organizational structure, Land O’Lakes has indicated that it plans to pursue a fair and transparent approach throughout the process of evaluating the staffing needs of the new organization.

4.	What will happen to Ceres’ management team and Board members?

4.1.	While we expect departures from members of Ceres’ management, we expect a number of key senior employees (including certain management members) to assume leadership roles in the new organization.

5.	Will employees be relocated? Will Thousand Oaks offices be relocated?

5.1.	Land O’Lakes indicated that it intends to continue operations at Ceres’ Thousand Oaks facility. It would be premature to comment on the future location of any individual positions or functions.

Important Additional Information

The transaction referred to in this document will be implemented by means of a tender offer to be made by Roman Merger Sub, Inc., a wholly owned subsidiary of Land O’Lakes (the “Purchaser”). The tender offer described in this document has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Ceres. This document is for informational purposes only. On the commencement date of the tender offer, Land O’Lakes and Purchaser, will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC. At or around the same time, Ceres will file a statement on Schedule 14D-9 with respect to the tender offer. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain a free copy of these documents (when they become available) and other documents filed by Land O’Lakes, Purchaser and Ceres with the Securities and Exchange Commission (the “SEC”) at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) at the Company’s investor relations website at http://investor.ceres.net.

Ceres Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transactions. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transactions; statements regarding the anticipated timing of filings and approvals relating to the transactions; statements regarding the expected timing of the completion of the transactions; the percentage of the Company’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transactions may not be satisfied or waived; the effects of disruption caused by the transactions making it more difficult to maintain relationships with employees, vendors and other business partners; possible stockholder litigation in connection with the transaction; and other risks and uncertainties discussed in Ceres’s filings with the SEC, including the “Risk Factors” sections of Ceres’s Annual Report on Form 10-K for the year ended August 31, 2015 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Land O’ Lakes or Purchaser and the Solicitation/Recommendation Statement to be filed by Ceres. Ceres undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

# # #